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17005854

SEC Mail Processing Section FEB 27 2017 Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Brookfield Private Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 World Financial Center, 250 Vesey Street, 15th Floor
(No. and Street)

New York (City) NY (State) 10281-1021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte LLP
(Name - if individual, state last, first, middle name)

Bay Adelaide Centre East (Address) 22 Adelaide Street West, Suite 200 (City) Toronto Ontario (State) M5H 0A9 (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [X] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

BS

AFFIRMATION

I, Robert Jamo, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Brookfield Private Advisors LLC at December 31, 2016, is true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

____
Signature

Chief Executive Officer
Title

Subscribed and sworn
to before me

____

KIMBERLY McCLAREN
Notary Public - State of New York
No. 01MC6259542
Qualified In New York County
My Commission Expires April 16, 2020

Brookfield Private Advisors LLC
(A wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brookfield Private Advisors LLC
(a wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC)
Index
December 31, 2016

Page(s)

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statements 3–7

Deloitte LLP
Bay Adelaide East
22 Adelaide Street West
Suite 200
Toronto ON M5H 0A9
Canada

Tel: (416) 601-6150
Fax: (416) 601-6151
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Brookfield Private Advisors LLC

We have audited the accompanying statement of financial condition of Brookfield Private Advisors LLC (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Brookfield Private Advisors LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
February 24, 2017

Brookfield Private Advisors LLC
(A wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC)

Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 5,564,363
Due from affiliates	81,977
Fixed assets, net of accumulated depreciation of $669,913	605,600
Other assets	15,670
Total assets	$ 6,267,610
Liabilities and Member's Equity	
Liabilities	
Due to affiliates	$ 2,606,805
Compensation payable	139,500
Deferred rent	187,237
Accounts payable and accrued expenses	129,555
Total liabilities	3,063,097
Member's equity	3,204,513
Total liabilities and member's equity	$ 6,267,610

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Brookfield Private Advisors LLC (the "Company"), a limited liability company formed under the laws of the State of Delaware, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC (the "Parent"), which is an indirect wholly owned subsidiary of Brookfield Asset Management Inc. (the "Ultimate Parent" or "BAM"), a publicly listed entity. The U.S. dollar is the functional and presentation currency of the Company.

The Company acts primarily as a broker or dealer selling private placements of securities and performing investment advisory services. The private placement group ("PFG") primarily distributes private placements for investment funds that are managed by BAM. The investment advisory group ("BFIN") provides advisory services to third parties.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies are translated at year end rates of exchange, whereas the income statement accounts are translated at the rate of exchange on the date of the transaction.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Fixed assets
Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation for computer equipment and software and furniture and fixtures is calculated on accelerated basis over estimated useful lives of two to five years, respectively. Leasehold improvements are amortized on a straight-line basis over the lease term.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate taxpaying entity for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. Additionally, any tax benefit that the Parent may receive is not remitted to the Company.

2. Summary of Significant Accounting Policies (continued)

Stock compensation
The Ultimate Parent provides compensation to certain key employees of the Company in the form of share based awards. The expense for these share based awards is recognized based on the grant date fair value and expensed on a proportionate basis consistent with the vesting features over the vesting period with the recognition of a corresponding liability, payable to the Ultimate Parent and is included in due to affiliates on the accompanying statement of financial condition.

3. Economic dependency

Following the relocation of registered representatives from the BFIN group and the amendments to the administrative services agreement (as described in Note 10), the Company's operations are expected to be significantly reduced in the future. The Company may require from time to time support from the Ultimate Parent Company; however, given the reduced operations expected, management believes it has sufficient cash to support operations for the foreseeable future. During 2016, the Parent infused $8,000,000 of capital into the Company.

4. Transactions with related parties

The company maintains an administrative services agreement (the "Agreement") with the Ultimate Parent and an affiliate, under common control, Brookfield Financial Corp. Pursuant to the Agreement, these affiliates provide accounting, administrative, office space, human resources, payroll and other services.

As at December 31, 2016, balances owing to and from affiliates are as follows:

	Due from Affiliates	Due to Affiliates
Brookfield Asset Management Inc.	$ 50,724	$ 382,564
Brookfield Financial Real Estate Group New York, LLC	10,858	-
Brookfield Investment Management Inc.	20,395	-
Brookfield Private Funds Group	-	2,224,241
	$ 81,977	$ 2,606,805

All balances owing/owed relate to the Agreement, aside from balances to/from Brookfield Asset Management Inc., which relate to share-based awards.

4. Transactions with related parties (continued)

The PFG employees who support the Company's operations are all contractually employed by BAM. The Company pays for all cash salaries and cash bonuses relating to these employees. The BFIN employees are all contractually employed by the Company. The Company pays all compensation expenses relating to the BFIN employees.

The Ultimate Parent provides compensation to certain key employees of the Company in the form of share based awards which are cash settled and is based on the market price of BAM's shares. On the date the Ultimate Parent grants these awards, the Ultimate Parent acquires the shares from the market which crystallizes the amount of the award and the amount payable by the Company. All awards to employees of the BFIN group are charged back to the Company. The Ultimate Parent allocates a portion of the award costs relating to employees of the PFG group and charges the company for its allocation. The Company is not responsible for the total awards to PFG employees except for the amount allocated to it at the sole discretion of BAM.

The obligations for the share-based awards relating to the BFIN employees are accrued over the vesting period. The Ultimate Parent manages this program for the Company in accordance with the shared services agreement between the Company and the Ultimate Parent. During 2016, BAM did not charge the Company for amounts relating to the stock compensation awards for PFG employees. The Company has a commitment to pay BAM $585,070 for awards which have not vested and these are payable over the next five years, as shown in table below:

Year Ending December 31,	
2017	162,923
2018	144,910
2019	185,156
2020	82,428
2021	9,653
	$ 585,070

The number of shares granted pursuant to the stock compensation awards, in 2016, totaled 10,667 that will vest equally over the next 5 years.

As at December 31 2016, the amount of $331,840 related to BFIN share-based compensation costs remained a payable to BAM.

Related party transactions are measured at the exchange amount which is the amount agreed between the parties at the time the transaction is entered into.

All transactions with related parties are settled in the normal course of business. Amounts due to affiliates are non-interest bearing and have no specific terms of repayment. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5. Fixed Assets

Fixed assets at December 31, 2016 consists of:

Computer equipment and software	$ 144,917
Furniture and fixtures	270,819
Leasehold improvement	859,777
	1,275,513
Less: Accumulated depreciation and amortization	(669,913)
	$ 605,600

6. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $2,501,266 which exceeded the required net capital by $2,297,060. The ratio of aggregate indebtedness to net capital, at December 31, 2016 was 1.22 to 1.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

7. Financial risk management

The Company is exposed to credit risk as substantially all of the cash of the Company is held by a single major money center bank. The Company manages its credit risk through careful selection of the financial institutions through which it conducts its business and clients to whom it provides services. The Company has minimal liquidity, foreign exchange and market risk.

8. Recent accounting developments

FASB issued ASU 2014-09, Revenue from Contracts with Customers, which supersedes existing accounting standards for revenue recognition and creates a single framework. The standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The new guidance is effective for the fiscal years beginning after December 15, 2017. The Company is currently evaluating the potential impact on its financial statements and the related disclosures, as well as the available transition methods.

9. Subsequent events

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2016 and determined that there are no material events that would require disclosure in the Company's financial statements.

Effective January 1, 2017, Brookfield Financial Securities US LLC ("BFUS") has acquired all of the Company's fixed assets, totaling $605,600 net of depreciation, and has assumed the Company's lease, with remaining commitments totaling $1,337,000 expiring in 2024, and the Company's net liabilities relating to share-based awards, totaling $331,840, for those registered representatives relocating to BFUS. Furthermore, the remaining amounts owing to/from the Company from/to related parties will be subsequently transferred. The amount transferred will be based on the outstanding receivable/payable at the time of transfer.

Additionally, the Agreement has been modified, effective January 1, 2017, whereby the Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Ultimate Parent and an affiliate, under common control, Brookfield Financial Corp. for any or all costs that will be paid on behalf of the Company.